Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804

SUPERFUND GREEN, L.P. – SERIES A AND SERIES B SUPPLEMENT
DATED SEPTEMBER 20, 2011 TO PROSPECTUS DATED MAY 13, 2011

AUGUST 2011 PERFORMANCE UPDATE

	August 2011	Year to Date	Total NAV 8/31/2011	NAV per Unit 8/31/2011

Series A	-0.09%	2.05%	$39,054,379	$1,582.54
Series B	0.16%	5.30%	$49,428,187	$1,867.42

          * All performance is reported net of fees and expenses

Fund results for August 2011:

          The Fund’s trading strategies yielded mixed results in August as volatility continued to rise in conjunction with political and economic uncertainty. Global contagion fears escalated to new levels during the month following the downgrade of U.S. debt and heightened fears of a downgrade of French debt. The Fund’s trend following models produced gains in bonds and money markets as safe haven capital flooded to sovereign debt. The Fund’s short-term strategies also contributed positively to overall performance as gains in bonds, metals, and energies offset losses in stocks and currencies.

          The Fund’s allocation to bond markets outperformed once again in August as the fear trade picked up momentum amid flagging consumer sentiment as governments continued to fail to address long-term deficit challenges. U.S. bonds skyrocketed over 7% as safe haven demand surged with the S&P downgrade of U.S. debt and subsequent heavy liquidation in global equity markets. The trading strategies also produced gains from short-term interest rate futures positions in August as the uptrend remained firmly entrenched. Short-term rate futures around the world spiked higher early in the month as equities sold off in response to uncertainty surrounding the debt of both sovereigns as well as major financial institutions. Somewhat paradoxically this led to a flight to safety to some of the very sovereigns that were coming under fire, most notably the U.S.

          Allocations to equities markets yielded negative results in August as global markets collapsed under the weight of fears surrounding the stability of major international banks. Equity market volatility skyrocketed as S&P’s downgrade of U.S. debt was followed by fears of a French downgrade due to exposure to Italy. Global growth expectations contracted quickly sending Italian (-15.7%), Spanish (-8.9%), and French (-11.4%) shares sharply lower, prompting regulators to establish short-selling bans. Short sellers responded by attacking Europe’s leading economy, sending

Germany’s DAX to a loss of 19.4%. Asian markets also suffered amid global contagion fears, as Japan (-9%), Korea (-13%), and Singapore (-9.7%) witnessed double-digit declines. Late month news that Warren Buffet was investing $5 billion in embattled Bank of America shares along with a surprisingly strong U.S. durable goods number and a Greek bank merger restored some measure of confidence while limiting losses in the Dow Jones to 4.1%. The Fund’s currencies positions also yielded negative returns in August as the euro and U.S. dollar settled into tight ranges while risk currencies reversed lower.

          Other market sectors, relative to those discussed above, did not have a substantial influence on the Fund’s relatively flat performance in the month of August.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPERFUND GREEN, L.P. – SERIES A
August 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended August 31, 2011)

STATEMENT OF INCOME
August 2011

Investment income, interest	$556

Expenses
Management fee	60,562
Ongoing offering expenses	32,736
Operating expenses	4,910
Selling Commissions	130,945
Other expenses	1,210
Incentive fee	—
Brokerage commissions	35,795

Total expenses	266,159

Net investment gain (loss)	(265,602)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	2,006,435
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(1,774,554)

Net gain(loss) on investments	231,881

Net increase (decrease) in net assets from operations	$(33,722)

STATEMENT OF CHANGES IN NET ASSET VALUE
August 2011
Net assets, beginning of period	$39,194,408

Net increase (decrease) in net assets from operations	(33,722)

Capital share transactions
Issuance of shares	391,632
Redemption of shares	(497,941)

Net increase(decrease) in net assets from capital share transactions	(106,309)

Net increase(decrease) in net assets	(140,031)

Net assets, end of period	$39,054,377

NAV Per Unit, end of period	$1,582.54

SUPERFUND GREEN, L.P. – SERIES B
August 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended August 31, 2011)

STATEMENT OF INCOME
August 2011

Investment income, interest	$165

Expenses
Management fee	76,649
Ongoing offering expenses	41,432
Operating expenses	6,215
Selling Commissions	165,727
Other expenses	2,154
Incentive fee	—
Brokerage commissions	66,281

Total expenses	358,458

Net investment gain(loss)	(358,293)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	3,786,785
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(3,350,099)

Net gain(loss) on investments	436,685

Net increase (decrease) in net assets from operations	$78,392

STATEMENT OF CHANGE IN NET ASSET VALUE
August 2011
Net assets, beginning of period	$51,801,529

Net increase (decrease) in net assets from operations	78,392

Capital share transactions
Issuance of shares	191,819
Redemption of shares	(2,643,553)

Net increase (decrease) in net assets from capital share transactions	(2,451,734)
Net increase(decrease) in net assets	(2,373,341)

Net assets, end of period	$49,428,187

NAV Per Unit, end of period	$1,867.42

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Green, L.P.